Exhibit 99.2
/ Slide 1 ASML Fourth Quarter and 2010 Annual Results Record backlog supports a strong 2011 January 19, 2011

/ Slide 2 Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda Business summary Market ASML business update Outlook and summary

/ Slide 4 Business summary

/ Slide 5 Q4 results - highlights Net sales of € 1,521 million, 69 systems shipped valued at € 1,313 million, service revenue at € 208 million Gross margin of 45.0% Operating margin of 32.4% Shipped 28 immersion systems Net bookings are valued at € 2,315 million with 117 systems (see slide 12) Backlog increased to € 3,856 million, 157 systems with ASP of € 27.7 million for new tools, including 67 immersion tools Generated € 302 million cash from operations

/ Slide 6 2005 2006 2007 2008 2009 2010 Q1 685 629 949 919 183 742 Q2 763 942 930 844 277 1069 Q3 533 958 934 697 555 1176 Q4 548 1053 955 494 581 1521 Total net sales M€ 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 4,508

/ Slide 7 Net system sales breakdown in value: Q4 2010 DRAM NAND Foundry IDM R&D East 48 18 30 4 West North End-use Foundry 30% Numbers have been rounded for readers' convenience. Technology ArF immersion 83% ArF dry 9% Taiwan Korea U.S.A Europe Japan Singapore China Stp 38 26 11 4 12 5 4 West North USA 11% Korea 26% ArF immersion ArF dry KrF I-Line Q1 29 6 25 9 Sales in Units Region Singapore 5% Taiwan 38% DRAM 48% IDM 4% Japan 12% I-Line 2% China 4% ArF immersion KrF ArF dry I line East 70 19 9 2 West North ArF Immersion 70% NAND 18% KrF 19% Europe 4%

/ Slide 8 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity.

/ Slide 9 Key financial trends 2009 - 2010 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity. Net bookings value numbers have been adjusted, see slide 12.

/ Slide 10 Cash flows M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity.

/ Slide 11 Balance sheets M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity.

/ Slide 12 Backlog and bookings to better represent future sales potential ASML will report from Q4 2010 full order values which include all contract-committed items that are associated with a system sale Not included in the order book and backlog will still be the separate service and field options orders for the already installed base of ASML systems at customer sites

/ Slide 13 Backlog: value and litho units Backlog Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Jul 10 10/10/2010 1/1/2011 Backlog value 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1551.9 2113.7 2524.2 2803.4 2983 3855.7 Units 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 100 109 157 Backlog in units 57 % of backlog or € 2,208 million system sales carry shipment dates in the next 6 months, 100% backlog shippable in 2011 Last 6 quarters are restated according new backlog definition

/ Slide 14 Korea Taiwan USA Japan Singapore Europe China 11 23 28 4 13 11 10 DRAM IDM Foundry NAND 27 21 33 0 19 0 immersion KrF 1-line ArF dry 71 22 1 6 Backlog in value per December 31, 2010 Total value M€ 3,856 Technology ArF immersion 71% KrF 22% I-Line 1% Region (ship to location) USA 28% Taiwan 23% Korea 11% Europe 11% Japan 4% End-use DRAM 27% IDM 21% Foundry 33% Numbers have been rounded for readers' convenience. Singapore 13% China 10% ArF dry 6% NAND 19%

/ Slide 15 DRAM idm foundry NAND 11 11 50 28 Bookings activity by sector - total value M€ 2,315 DRAM idm foundry NAND 16 6 48 30 Bookings in value Bookings in units IDM 6% Foundry 48% DRAM 16% IDM 11% Foundry 50% DRAM 11% NAND 28% NAND 30% Booked 104 new tools at € 2,250 million, 13 used at € 65 million Numbers have been rounded for readers' convenience.

/ Slide 16 Market

/ Slide 17 All sectors are ramping their new nodes Wafer starts per node Wafer starts per node Wafer starts per node DRAM NAND Logic MPU ASML estimates

/ Slide 18 New fab litho opportunity 13 fabs projects representing € 7.0 billion of litho (2011-2012) Publicly announced projects Publicly announced projects

/ Slide 19 ASML business update

Technology - TWINSCAN NXT

- Productivity at specified 175 wafers per hour, 3 nm overlay
- FlexRay, programmable illuminator, shipping in high volume
- System production capacity increasing by cycle time improvement and cabin conversions
- Q4 NXT shipments surpassed Q4 XT immersion for the first time

/ Slide 20

ASML

/ Slide 21 Technology - EUV The first NXE:3100 is successfully exposing wafers at a customers manufacturing site Five additional NXE:3100 systems are planned to ship in next several months Orders received for 9 NXE:3300 production systems to be delivered in 2012 EUV is now confirmed to be the most likely lithography platform to continue Moore's law to beyond 2020

/ Slide 22 Cash return Announcing a share buy back program of up to € 1 billion executed within a 2 year timeframe Proposed dividend for 2010 of € 0.40 per ordinary share (approx. € 175 million) vs. € 0.20 per share in 2009

/ Slide 23 Outlook and summary

/ Slide 24 Q1 2011 outlook Net sales expected around € 1.4 billion Gross margin expected between 44% and 45% R&D is expected at € 145 million SG&A is expected at € 55 million Current backlog plus expected Q1 bookings confirm a potential for more than € 5 billion of net sales in 2011

/ Slide 25